Exhibit 99.1

Provident Energy Announces Corporate Acquisition in Southeast Saskatchewan, to be Funded with Trust Units

News Release 25-07
October 22, 2007

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated

CALGARY, ALBERTA – Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) has reached an acquisition agreement with a non-reporting, privately held company (Company) with oil assets in southeast Saskatchewan.  Pursuant to the agreement, Provident will make an offer to acquire all outstanding shares of the Company for an exchange of approximately 6.25 million Provident trust units valued at $79 million (based on a price of $12.60 per Provident trust unit). Provident will also assume the Company’s debt and working capital of approximately $13 million, for a total estimated transaction cost of $92 million.  The Company operates approximately 1,300 barrels per day of oil production, and Provident expects production to increase by approximately 20 percent in 2008.  Proved plus probable reserves are estimated to be 3.6 million barrels of oil.

“This acquisition provides excellent strategic and economic value to Provident, improving the quality and supporting the sustainability of our existing southeast Saskatchewan assets,” said Provident President and Chief Executive Officer Tom Buchanan. “The technical and operational capability we have developed in this region over the past decade, combined with competitive royalty rates and strong economics on these new assets, position us for high capital efficiency in the region.”

The assets are located principally in the Steelman, Crystal Hills and Ingoldsby areas, and will be managed by Provident’s existing southeast Saskatchewan asset team.  Production is almost entirely light crude oil, and is 97 percent operated.  The assets include 17,900 net acres of undeveloped land, and approximately 100 gross drilling opportunities.  Operating costs are below $5.00 per barrel and the netbacks are excellent.

The acquisition is financially very attractive to Provident, in spite of its relatively small size.  It is expected to be immediately accretive to cash flow per unit, and to increase Canadian netbacks and net asset value.

The offer and takeover bid circular will be mailed to Company shareholders by the end of October and will be open for acceptance for 35 days from the date of mailing.  The Board of Directors and management of the Company have unanimously agreed to support and tender their shares to the offer, comprising 32 percent of the shares outstanding.  The transaction is expected to close around the end of November, with an effective date of September 30, 2007.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business.  Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com